SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED LIST
5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 0.1%	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 5 SEPTEMBER 2002	11.	Date company informed 9 SEPTEMBER 2002
12.	Total holding following this notification 157,408,073			13.	Total percentage holding of issued class following this notification 6.38%

14.	Any additional information			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976
16.	Name and signature of authorised company official responsible for making this notification Ines WATSON
Date of notification 12 AUGUST 2002

Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 05 September 2002
BHP Billiton plc	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	157,408,073	6.38%
Holdings by CG Management Companies and Funds:
- Capital Guardian Trust Company	74,076,083.88	3.00%
- Capital International Limited	22,715,636.00	0.92%
- Capital International S.A.	18,914,152.16.00	0.77%
- Capital International, Inc.	12,424,682.00	0.50%
- Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Schedule of holdings in BHP Billiton plc As of 05 September 2002 Capital Guardian Trust Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	12,282,212
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,953,883
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,288,732
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	653,185
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	14,009,603
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	3,012,986
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	2,053,272
Citibank London 11 Old Jewry London EC2R 8D8 UK	1,022,102

Schedule B

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,018,018
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	61,405
MSS Nominees Limited Midland Bank plc Mariner House, Pepys LondonEC3N 4DA	84,394
State Street Bank & Trust Co.	106,957
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	50,872
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,412,267
TOTAL	74,076,084

Schedule B

Capital International Limited
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	479,548
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,253,724
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,105,677
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,301,254
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	497,535
Citibank London 11 Old Jewry London EC2R 8D8 UK	487,106
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132

Schedule B

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,800,525
State Street Bank & Trust Co.	1,120,486
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Citibank NA Toronto	345,694
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	410,490
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	930,366
Mellon Bank N.A. London Branch London United Kingdom	718,039
Northern Trust AVFC South Africa	114,832
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469

Schedule B

Bank One London	882,473
Clydesdale Bank plc	541,115
TOTAL	22,715,636

Schedule B

Capital International S.A.
Registered Name	Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	675,299
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,812,846
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	25,755
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	753,381
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,847
Citibank London 11 Old Jewry London EC2R 8D8 UK	121,324
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	104,046
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,686

Schedule B

Morgan Stanley	132,605
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,976,471
J.P. Morgan	4,254,915
State Street Bank & Trust Co.	140,481
National Westminster Bank	397,922
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,385
Citibank NA Toronto	73,433
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	944,654

Schedule B

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	448,406
TOTAL	18,914,152

Schedule B

Capital International, Inc.
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,774,214
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	863,730
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,140,261
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	392,814
Deutsche Bank Mannheim	132,788
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Citibank London 11 Old Jewry London EC2R 8D8 UK	18,305
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	821,916

Schedule B

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	322,569
State Street Bank & Trust Co.	452,199
Citibank	95,647
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank NA Toronto	173,715
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	42,569
Chase Manhattan Nominee Ltd. Australia	38,469
TOTAL	12,424,682

 Schedule B

Capital Research and Management Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	29,277,519

Schedule B

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia